UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10088

REPORT PERIOD
October 1, 2003 to December 31, 2003

In the matter of:
AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP and certain of its direct and indirect subsidiaries in File 70-10088 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated December 18, 2002 in that file. The order directs that AEP file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This Certificate of Notification reports transactions for the quarter ended December 31, 2003.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27623
FILE NO. 70-10088
FOR THE QUARTER ENDED DECEMBER 31, 2003

Contents

Item	Description
1	The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company (formerly known as Central Power and Light Company), AEP Texas North Company (formerly known as West Texas Utilities Company), Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

2	For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

3	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. and/or any of the utility subsidiaries during the quarter.

4	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

5	The name, parent company and the amount invested in any financing entity during the quarter.

6	Capitalization chart for AEP and each of the utility subsidiaries as of December 31, 2003.

7	For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

8	Listing of Form U-6B-2 statements filed during the quarter with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

9	The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

10	Signature page.

Item 1

The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company (formerly known as Central Power and Light Company), AEP Texas North Company (formerly known as West Texas Utilities Company), Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

AEP Texas Central Company

  Borrowing Limit - $1.4 billion
  Long-term Debt Issued - None

AEP Texas North Company

  Borrowing Limit - $500 million
  Long-term Debt Issued - None

Southwestern Electric Power Company

  Borrowing Limit - $350 million
  Long-term Debt Issued - October 1, 2003 - $113 million at 5.25% in Trust Preferred Securities, due 2043

Wheeling Power Company

  Borrowing Limit - $40 million
  Long-term Debt Issued - None

Item 2

For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

Guarantor	Beneficiary	Amount of Guarantee (in thousands)	Type of Guarantee
AEP	BLC Leasing, Inc.	$8,844	Payment

AEP	Anglo Coal Marketing, Inc.	$10,000	Payment

AEP	Constellation Power Source, Inc.	$10,000	Payment

AEP	UK Coal Mining Ltd.	$16,290	Payment

Item 3

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. or any of the utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended December 31, 2003
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$276,524	$392,922	$281,824	1.8392%
Bank Credit Facility	-	-	-	0.0000%

Total External Short-term Borrowings	$276,524	$392,922	$281,824	1.8392%

Item 4

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

  On October 20, 2003, AEP entered into swap agreements to effectively turn fixed rate, May 15, 2006 senior notes into variable rate instruments. The swaps have an interest rate following the 6-month LIBOR rate + 2.83% and will mature on May 15, 2006. The counter parties are Bank of America and ABN ABRO who each transacted $75 million with AEP.

  On November 6, 2003, AEP entered into swap agreements to effectively turn fixed rate, May 15, 2006 senior notes into variable rate instruments. The swaps have an interest rate following the 6-month LIBOR rate + 2.78% and will mature on May 15, 2006. The counter parties are UBS and Barclays who each transacted $75 million with AEP.

  On November 14, 2003, Trent Wind Farm LP swapped $74.25 million of its 3-month LIBOR indexed floating rate bank loan (LIBOR + 2%) to a fixed rate of 5.88%. The swap maturity date is October 31, 2011 and the swapping counter party is BNP Paribas.

Item 5

The name, parent company and the amount invested in any financing entity during the quarter.

  None

Item 6

Capitalization chart for AEP and each of the utility subsidiaries as of December 31, 2003.

CAPITALIZATION STRUCTURE
(as of December 31, 2003)
($s in thousands)

	Common Equity		Preferred Stock*		Long-term Debt		Short-term Debt		Total Capitalization

Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American
Electric Power
Company, Inc.	$7,874,000	35.1	$137,000	0.6	$14,101,000	62.8	$326,000	1.5	$22,438,000	100.0

AEP
Generating
Company	45,875	36.0	-	0.0	44,811	35.1	36,892	28.9	127,578	100.0

AEP Texas
Central Company	1,209,049	34.4	5,940	0.2	2,291,625	65.4	-	0.0	3,506,614	100.0

AEP Texas North
Company	238,275	39.9	2,357	0.4	356,754	59.7	-	0.0	597,836	100.0

Appalachian
Power Company	1,336,987	40.4	23,144	0.7	1,864,081	56.4	82,994	2.5	3,307,206	100.0

Columbus
Southern Power
Company	897,881	49.8	-	0.0	897,564	49.8	6,517	0.4	1,801,962	100.0

Indiana
Michigan Power
Company	1,078,047	41.6	71,546	2.8	1,339,359	51.8	98,822	3.8	2,587,774	100.0

Kentucky Power
Company	317,138	37.6	-	0.0	487,602	57.9	38,096	4.5	842,836	100.0

Kingsport Power
Company	25,375	52.0	-	0.0	20,000	41.0	3,408	7.0	48,783	100.0

Ohio Power
Company	1,464,025	41.2	23,895	0.7	2,039,940	57.4	25,941	0.7	3,553,801	100.0

Public Service
Company of
Oklahoma	483,008	44.1	5,267	0.5	574,298	52.4	32,864	3.0	1,095,437	100.0

Southwestern
Electric Power
Company	696,660	43.9	4,700	0.3	884,308	55.8	-	0.0	1,585,668	100.0

Wheeling Power
Company	33,751	62.8	-	0.0	20,000	37.2	-	0.0	53,751	100.0

*Preferred stock includes Cumulative Preferred Stocks of Subsidiaries Subject to Mandatory Redemption ($76 million) and Cumulative Preferred Stocks of Subsidiaries not Subject to Mandatory Redemption ($61 million).

Item 7

For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended December 31, 2003
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP C&I Company, LLC	$7,600	$-
AEP Coal Company	77,892	-
AEP Communications, Inc.	-	1,281
AEP Communications, LLC	65,958	-
AEP Delaware Investment Company	1	-
AEP Desert Sky LP, LLC	23,409	-
AEP Elmwood, LLC	-	15,739
AEP EmTech, LLC	8,931	-
AEP Energy Services, Inc.	379,839	-
AEP Energy Services, Ltd	275,194	-
AEP Energy Svcs Gas Holding Company	-	26,545
AEP Fiber Venture, LLC	28,297	-
AEP Gas Marketing LP	3,238	29,746
AEP Gas Power GP, LLC	19,668	-
AEP Holdings I CV	-	34
AEP Investments, Inc.	3,111	-
AEP MEMCo, LLC	-	63,398
AEP Ohio C&I Retail Company, LLC	25	-
AEP ProServ, Inc.	6,884	26,844
AEP ProServ Northeast	-	24,089
AEP Pushan Power, LDC	423	-
AEP Resources International, Ltd	151	-
AEP Resources Project Management Company, Ltd	5	-
AEP Resources, Inc.	765,848	-
AEP Retail Energy, LLC	279	-
AEP T&D Services, LLC	300	-
AEP Texas C&I Retail, GP, LLC	238	-
AEP Texas C&I Retail, LP	7,782	10,952
AEP Texas POLR, LLC	-	2,124
C3 Networks GP, LLC	785	-
C3 Communications, Inc.	53,078	-
CSW Development I, Inc.	-	8,567
CSW Eastex LP I Inc	4,850	-
CSW Energy, Inc.	208,215	-
CSW Energy Services, Inc. (ESI)	28,310	-
CSW International, Inc.	44,342	-
CSWE/Fort Lupton, Inc.	-	7,409
Dolet Hills Lignite Company, LLC	-	7,011
Houston Pipeline Company, LP	-	174,798
Jefferson Island Storage + Hub, LLC	-	24,675
LIG Chemical Company	35,437	6,508
LIG Liquids, LLC	4,520	1,809
LIG Pipeline Company	43	-
LIG, Inc.	34	-
Louisiana Intrastate Gas Company, LLC	-	75,327
MidTexas Pipeline Company	-	191
Mutual Energy SWEPCo, LP	1,384	-
Mutual Energy, LLC	-	10,173
Newgulf Power Venture	-	4,271
POLR Power, LP	10,068	-
Rep General Partner, LLC	-	3,133
Rep Holdco, Inc.	-	32,847
Tuscaloosa Pipeline Company	-	326
United Sciences Technology	-	1,768

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.8392%	92
Weighted Average Interest Rate for Invested Funds	0.0000%	0

Item 7(Continued)

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended December 31, 2003
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$51,833	$2,309
AEP Service Corporation	117,116	9,693
AEP System Pool	97,312	84,098
AEP Texas Central Company	-	95,951
AEP Texas North Company	6,287	52,573
Appalachian Power Company	106,448	48,525
Blackhawk Coal Company	-	15,770
Cedar Coal Company	-	16,187
Central Appalachian Coal Company	-	1,755
Central Coal Company	-	634
Colomet Inc.	1,326	-
Columbus Southern Power Company	156,036	17,936
Conesville Coal Prep Company	-	2,778
Franklin Real Estate Company	-	939
Indiana & Michigan Power Company	114,144	33,618
Indiana Franklin Realty	31	41
Kentucky Power Company	57,795	-
Kingsport Power Company	5,589	-
Ohio Power Company	-	136,860
Public Service Company of Oklahoma	33,836	138,138
Simco Inc.	-	338
Southern Appalachian Coal Company	-	7,882
Southwestern Electric Power Company	-	185,290
Wheeling Power Company	1,417	3,682

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.8281%	28
Weighted Average Interest Rate for Invested Funds	0.9088%	64

Item 8

Listing of Form U-6B-2 statements filed during the quarter with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	October 8, 2003

U-6B-2	Columbus Southern Power Company	November 17, 2003

Item 9

The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

Dividend Paid by	Date Paid	Amount	Paid To
Dolet Hills Lignite Company, LLC	December 10, 2003	$666,490	Southwestern Electric Power Company

AEP Delaware Investment Company II	October 10, 2003	795,000	AEP Resources, Inc.

Louisiana Intrastate Gas Company, LLC	December 19, 2003	16,650,000	LIG Pipeline Company

Louisiana Intrastate Gas Company, LLC	December 19, 2003	1,850,000	LIG Inc.

LIG Inc.	December 19, 2003	1,850,000	LIG Pipeline Company

LIG Pipeline Company	December 19, 2003	18,500,000	AEP Energy Services Investments, Inc.

AEP Acquisition, LLC	December 19, 2003	10,500,000	AEP Energy Services Ventures, Inc.

AEP Acquisition, LLC	December 19, 2003	10,500,000	AEP Energy Services Ventures, Inc.

AEP Energy Services Ventures, Inc.	December 19, 2003	10,500,000	AEP Energy Services Gas Holding Company II, LLC

AEP Energy Services Ventures II, Inc.	December 19, 2003	10,500,000	AEP Energy Services Gas Holding Company II, LLC

AEP Energy Services Investments, Inc.	December 19, 2003	18,500,000	AEP Energy Services Gas Holding Company II, LLC

HPL Holdings, Inc.	December 29, 2003	12,700,000	AEP Energy Services Gas Holding Company II, LLC

Item 10

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10088 and in accordance with the terms and conditions of the Commission’s order dated December 18, 2002, permitting said Application-Declaration to become effective.

Signature Page

DATED: February 27, 2004

BY: AMERICAN ELECTRIC POWER COMPANY, INC. for itself and its subsidiaries

BY: /s/ Wendy G. Hargus

Wendy G. Hargus
Assistant Treasurer